FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

Tax payer’s Registry (CNPF/MF)

 Number 47.508.411/0001-56

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”), in compliance with the provisions set forth in Paragraph 4 of Article 157 of Law No. 6.404/76 and CVM Ruling No. 358/02, comes to the public to inform its shareholders and the market in general that it received, on the date hereof, a correspondence from its shareholder Casino with the following content:

 “Paris, July 4th, 2011.

To

Companhia Brasileira de Distribuição (“CBD”)

Attn.       Mr. Eneas Pestana

                Chief Executive Officer

Mr. Vitor Faga de Almeida

Investors Relations Officer

With copy to:

Mr. Abilio Diniz

Chairman of the Board of Directors

Dear Sirs,

In light of the recent events, especially the proposal structured by Mr. Abilio dos Santos Diniz, BTG Pactual and Carrefour and publicly presented to CBD on June 28th, 2011 (“Proposal”), we hereby inform you that, for the purposes of Section 3 of CVM Instruction 358/02, on July 1st, 2011, Casino Guichard Perrachon (“Casino”) and its subsidiaries Segisor and Sudaco Participações Ltda. have filed a new request for arbitration before the International Chamber of Commerce – ICC (“Second Arbitration”).

The Second Arbitration, which is subject to confidentiality obligations, is aimed at ensuring the compliance with the procedures established by the Shareholders’ Agreements registered with the Companhia Brasileira de Distribuição (“Company”) in relation to the analysis and decision to take action on the Proposal, including with respect to the authority of the board of directors of Wilkes Participações S.A. (“Wilkes”).

The Second Arbitration has been filed against Messrs. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Peninsula Participações Ltda. In addition, given the applicable legal requirements, the Company was included as a co-respondent, with the aim of ensuring the full effectiveness of the award to be issued in said procedure.

Moreover, Casino reaffirms the information that on June 28th, 2011, it sent a letter to Mr. Abilio Diniz requesting him, in his capacity as chairman of the board of directors of Wilkes, to convene a meeting of the board of directors of Wilkes to discuss the Proposal, as established by the shareholders’ agreement of Wilkes executed by the parties and registered with the Company. Nevertheless, until this date Casino has not received any response from Mr. Abilio Diniz, provided that, according to the shareholders’ agreement of Wilkes, Mr. Abilio Diniz has until July 5th, 2011, to convene such meeting and then Casino shall be entitled to so directly.

Casino will keep the Company informed of any related material events or facts, and hereby requires the company’s management to publicly disclose the entire content of this letter prior to the beginning of trading on BM&FBovespa on July 4th, 2011, for the purposes of ensuring that the markets operate with adequate information.

Once again, we reiterate our long term commitment towards the Company and our confidence in its officers and in the observance of the Law and contracts in Brazil.

Sincerely,

Casino Guichard-Perrachon“

Until the present moment, the CBD has not received any summons or copy of the application of the arbitration procedure referred to by Casino, and has no knowledge of the content of such procedure.

CBD will keep its shareholders and the market informed on any relevant developments regarding such matter.

São Paulo, July 4th 2011

Companhia Brasileira de Distribuição

Vitor Fagá de Almeida

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 05, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.